QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.
Name of issuer or person filing ("Filer"): Enerplus Resources Fund

B.
This is:
☒ an original filing for the Filer
☐ an amended filing for the Filer

C.
Identify the filing in conjunction with which this Form is being filed:

  Name of registrant: Enerplus Resources Fund

  Form type: Registration Statement on Form F-10

  File Number (if known): Not known

  Filed by: Enerplus Resources Fund

  Date Filed (if filed concurrently, so indicate): November 15, 2002 (Form F-X filed concurrently with Form F-10)

D.
The Filer is incorporated or organized under the laws of:

    Alberta, Canada

  and has its principal place of business at:

    3000 The Dome Tower
    333-7th Avenue S.W.
    Calgary, Alberta T2P 2Z1 Canada
    (403) 298-2200

E.
The Filer designates and appoints:

    CT Corporation

  ("Agent") located at:

    111 Eighth Avenue, 13th Floor
    New York, New York, 10011 USA
    (212) 894-8940

  as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

  (a)
  any investigation or administrative proceeding conducted by the Commission; and

  (b)
  any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 filed concurrently herewith, or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or

    (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.
The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act.

  The Filer further undertakes to advise the Commission promptly of any change to the Agent's name and address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.
The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I.(a), I.(b), I.(c), I.(d) and I.(f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Country of Canada this 15th day of November, 2002.

Filer:	ENERPLUS RESOURCES FUND By: EnerMark Inc.	By:	/s/ ROBERT J. WATERS Name: Robert J. Waters Title: Senior Vice President and Chief Financial Officer

This statement has been signed by the following persons in the capacities and on the dates indicated.

CT CORPORATION
As Agent for service of process for Enerplus Resources Fund
By:	/s/ VICTOR ALFANO Name: Victor Alfano Title: Assistant Secretary Date: November 15, 2002

QuickLinks

FORM F-X